Exhibit 99.1

News Release

Stantec Acquires VI Engineering
Firm expands Stantec’s power system design team
Edmonton, AB; Houston, TX (July 13, 2015) NYSE, TSX:STN

North American design firm Stantec has acquired VI Engineering, a 30-person power and electrical engineering firm based in Houston, Texas.

Stantec president and chief executive officer, Bob Gomes says of the acquisition, “The utility transmission and distribution marketplace is in the midst of major growth. VI Engineering’s strong background in the design of high-voltage electrical substations, transmission and distribution lines, and electric power systems adds to our platform to better serve our clients in these areas across the country.”

VI focuses on engineering and design, project management, and system analysis, primarily for electric utilities and cooperatives, industrial, chemical, and petrochemical plants, and midstream oil and gas companies. As a nationally-respected authority on electric power systems, some of the company’s most notable clients include MidAmerican Energy, Statoil, Public Service Electric and Gas (PSE&G), Valero Refining, Bayer, Enterprise Products, Energy Transfer and Wind Energy Texas Transmission (WETT).

Recent signature projects span a variety of voltages and geographic areas including four large 230 kV substations as part of  a New Jersey system upgrade, four 345 kV substations in northern Iowa, six 345 kV substations related to the CREZ Initiative in western Texas, and a host of 138 kV substations in the greater Houston area.

“We have been searching for a mechanism to grow our presence in other markets and joining Stantec allows us to achieve this,” says Matt McBurnett, principal at VI.  “Stantec’s entrepreneurial spirit mirrors ours and its diverse portfolio provides us an opportunity to offer our clients a wider array of services with an expanded geographic reach.”

VI is joining Stantec’s well-established group of nearly 900 power engineers and specialists across the company.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites more than 15,000 employees working in over 250 locations. Our work— professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. www.stantec.com

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number    of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact	Investor Contact	VI Engineering	VI Engineering
Tiffanie Reynolds	Sonia Kirby	Contact	Contact
Stantec Media	Stantec Investor	Matt McBurnett	Kurt Ederhoff
Relations	Relations	Principal,	Principal,
(813) 223-9500 (o)	(780) 616-2785	VI Engineering	VI Engineering
(813) 480-9749 (c)	sonia.kirby@stantec.com	(281) 532-7468	(281) 532-7469
tiffanie.reynolds@stantec.com		matt.mcburnett@viservices.com	kurt.ederhoff@viservices.com